UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 10, 2025, Genius Group, Ltd. (the “Company”) entered into an asset purchase agreement to purchase the assets of Enterprise Resorts Limited (“ERL”) consisting mainly of the stock of its subsidiaries and the assets thereof (the “Assets”). The Purchase Price shall be 50,000,000 ordinary shares which shall be issued in restricted form in a private placement transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933. Subsequent to closing of the transaction, the parties intend for GNS to file a resale registration statement and for other steps to be taken in order for the shares to be distributed to the shareholders of ERL. Closing of the transaction is subject to standard closing conditions, including, but not limited to, compliance with all securities laws and filings with respect thereto and the filing of a SLAP application with NYSE and clearance thereof with NYSE. The asset purchase agreement contains other customary and usual terms for a transaction of this type including representations and warranties and covenants.

The transaction was approved by Board of Directors of the Company on June 10, 2025, with Roger Hamilton and Eva Mantizou abstaining. Mr. Hamilton is also the CEO of ERL and thus refrained from involvement in any negotiations or approval of the transaction on behalf of either the Company or ERL.

The Company also files as Exhibit 99.1 the press release issued today regarding the status of its bitcoin holdings.

EXHIBITS

10.1	Asset Purchase Agreement
99.1	Press Release dated June 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: June 16, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)